FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1: Rule 8.3-Biffa PLC on 31 January 2008

Enclosure 2: Rule 8.3-BHP Billiton PLC on 31 January 2008

Enclosure 3: Rule 8.3-BHP Billiton PLC on 31 January 2008

Enclosure 4: Total Voting Rights on 31 January 2008

Enclosure 5: Rule 8.3-Kelda Group PLC on 31 January 2008

Enclosure 6: Rule 8.3-Reuters Group PLC on 31 January 2008

Enclosure 7: Rule 8.3-Kelda Group PLC on 01 February 2008

Enclosure 8: Rule 8.3-Abbot Group PLC on 01 February 2008

Enclosure 9: Rule 8.3-Biffa PLC on 01 February 2008

Enclosure 10: Rule 8.3-Reuters Group PLC on 01 February 2008

Enclosure 11: Rule 8.3-Premier Research Grp on 01 February 2008

Enclosure 12: Rule 8.3-BHP Billiton PLC on 01 February 2008

Enclosure 13: Rule 8.3-BHP Billiton PLC on 01 February 2008

Enclosure 14: Rule 8.3-BHP Billiton PLC on 01 February 2008

Enclosure 15: Rule 8.3-Tradus PLC on 04 February 2008

Enclosure 16: Rule 8.3-Kelda Group PLC on 04 February 2008

Enclosure 17: Rule 8.3-BHP Billiton PLC on 04 February 2008

Enclosure 18: Rule 8.3-Abbot Group PLC on 04 February 2008

Enclosure 19: Rule 8.3-Biffa PLC on 04 February 2008

Enclosure 20: Rule 8.3-Tradus PLC on 04 February 2008

Enclosure 21: Rule 8.3-Reuters Group PLC on 04 February 2008

Enclosure 22: Rule 8.3-Biffa PLC on 04 February 2008

Enclosure 23: Rule 8.3-BHP Billiton PLC on 04 February 2008

Enclosure 24: Rule 8.3-Kelda Group PLC on 04 February 2008

Enclosure 25: Rule 8.3-Kelda Group PLC on 05 February 2008

Enclosure 26: Rule 8.3-Abbot Group PLC on 05 February 2008

Enclosure 27: Rule 8.3-BHP Billiton PLC on 05 February 2008

Enclosure 28: Rule 8.3-Kelda Group PLC on 05 February 2008

Enclosure 29: Rule 8.3-Reuters Group PLC on 05 February 2008

Enclosure 30: Rule 8.3-Tradus PLC on 05 February 2008

Enclosure 31: Rule 8.3-BHP Billiton PLC on 05 February 2008

Enclosure 32: Rule 8.3-Biffa Plc on 06 February 2008

Enclosure 33: Rule 8.3-Tradus Plc on 06 February 2008

Enclosure 34: Rule 8.3-Foseco Plc on 06 February 2008

Enclosure 35: Rule 8.3-Kelda Group PLC on 06 February 2008

Enclosure 36: Rule 8.3-Abbot Group PLC on 06 February 2008

Enclosure 37: Rule 8.3-Kelda Group PLC on 06 February 2008

Enclosure 38: Rule 8.3-BHP Billiton-Amend on 06 February 2008

Enclosure 39: Rule 8.3-BHP Billiton PLC on 06 February 2008

Enclosure 40: Rule 8.3-BHP Billiton PLC on 07 February 2008

Enclosure 41: Rule 8.3-BHP Billiton PLC on 07 February 2008

Enclosure 42: Rule 8.3-BHP Billiton PLC on 07 February 2008

Enclosure 43: Rule 8.3-Tradus PLC on 07 February 2008

Enclosure 44: Rule 8.3-Foseco PLC on 07 February 2008

Enclosure 45: Rule 8.3-Biffa PLC on 07 February 2008

Enclosure 46: Rule 8.3-Reuters Group PLC on 07 February 2008

Enclosure 47: Rule 8.3-Foseco PLC on 07 February 2008

Enclosure 48: Rule 8.3-Abbot Group PLC on 07 February 2008

Enclosure 49: Rule 8.3-Biffa PLC on 07 February 2008

Enclosure 50: Rule 8.3-Abbot Group PLC on 07 February 2008

Enclosure 51: Rule 8.3-Kelda Group PLC on 07 February 2008

Enclosure 1

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	3,716,607	(1.0622%)	318,556	(0.0910%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	3,716,607	(1.0622%)	318,556	(0.0910%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	500,000 4,319	3.0490 GBP 3.0550 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 2

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 January 2008

Amendment: Trading and positions in BHP Billiton Plc on 29th January 2008 should read as follows:

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	25,678,837	(1.1502%)	1,306,327	(0.0585%)
(2) Derivatives (other than options)	22,880	(0.0010%)	185,065	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	28,774,717	(1.2888%)	4,701,392	(0.2105%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale*

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

11,340
5,670
5,669
5,669
3,562
4,000
9,105
4,000
3,562
3,562
3,562
193,281
2,396
2,395
4,832
2,768
5,536
2,395
12,177
2,539
4,315
1,985
6,043
8,389
7,053
7,315
9,149
5,000
3,867
6,644
859

600
3,000

4,000

50,000
144,507
2,260
95
100,000
317
5,000
859

4,000
2,261
32,400
60,000
5,000

235

13.9900 GBP
14.0200 GBP
14.0300 GBP
14.0400 GBP
14.0600 GBP
14.0700 GBP
14.0900 GBP
14.1000 GBP
14.1500 GBP
14.1600 GBP
14.1900 GBP
14.2100 GBP
14.2200 GBP
14.2300 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.2800 GBP
14.2900 GBP
14.3000 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4900 GBP

14.2300 GBP
14.3460 GBP

14.3880 GBP

14.2131 GBP
14.2352 GBP
14.2352 GBP
14.2400 GBP
14.2600 GBP
14.3100 GBP
14.3600 GBP
14.4900 GBP

14.4540 GBP
14.1510 GBP
14.1620 GBP
14.3180 GBP
14.0220 GBP
14.3610 GBP

* late booking

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,942,470	(0.1471%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,942,470	(0.1471%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 3

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,847,597	(1.0681%)	1,304,601	(0.0584%)
(2) Derivatives (other than options)	22,880	(0.0010%)	184,865	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	26,943,477	(1.2067%)	4,699,466	(0.2104%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,002
1,002
1,002
1,002
1,002
234,923
2,368
1,128
1,987
1,324
3,099
1,142
1,765
2,785
3,654
7,366
1,585
587
1,508
887
397
1,811
2,338
1,434
1,424
933
938
933
2,506
2,806
2,084
549
1,157
1,650
2,602
551
2,234
558
1,102
1,119
557
587
500
730

5,000
5,000
5,000
4,200
5,000
1,726
5,000
5,000
5,000

5,795
5,006
4,525
8,777
12,304
14,610
7,088
9,994
12,079
1,512
2,114
2,070
4,032
5,666
2,796
2,087
2,270
6,973
1,764
7,591
10,275
1,672
5,229
6,241
1,343
2,080
2,075
7,623
200,000
1,751
80,000
3,361
8,066
59,710
4,253
5,778
3,915
7,031
8,678
7,318
517,200
2,172
24,664
345
6,485
50,000
1,500

5,000
5,000
5,000
5,000
10,000

5,000

14.0400 GBP
14.1300 GBP
14.1500 GBP
14.1600 GBP
14.1700 GBP
14.3565 GBP
14.3600 GBP
14.3700 GBP
14.3800 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4300 GBP
14.4400 GBP
14.4500 GBP
14.4600 GBP
14.4700 GBP
14.4800 GBP
14.4900 GBP
14.5200 GBP
14.5300 GBP
14.5400 GBP
14.5500 GBP
14.5600 GBP
14.5700 GBP
14.5800 GBP
14.5900 GBP
14.6100 GBP
14.6200 GBP
14.6300 GBP
14.6400 GBP
14.6600 GBP
14.6700 GBP
14.6900 GBP
14.7000 GBP
14.7100 GBP
14.7200 GBP
14.7300 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.8000 GBP
14.8100 GBP

14.7820 GBP
14.4700 GBP
14.1500 GBP
14.4600 GBP
14.4350 GBP
14.3600 GBP
14.5680 GBP
14.5200 GBP
14.6680 GBP

14.0300 GBP
14.1200 GBP
14.1300 GBP
14.1400 GBP
14.1500 GBP
14.1600 GBP
14.1700 GBP
14.1800 GBP
14.1900 GBP
14.2000 GBP
14.2100 GBP
14.2200 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3800 GBP
14.4000 GBP
14.4100 GBP
14.4300 GBP
14.4400 GBP
14.4600 GBP
14.4693 GBP
14.4700 GBP
14.4800 GBP
14.5000 GBP
14.5200 GBP
14.5202 GBP
14.5300 GBP
14.5400 GBP
14.5500 GBP
14.5600 GBP
14.5700 GBP
14.5800 GBP
14.5837 GBP
14.5900 GBP
14.6000 GBP
14.6100 GBP
14.6300 GBP
14.7000 GBP
14.7100 GBP

14.7100 GBP
14.6000 GBP
14.6000 GBP
14.4600 GBP
14.1600 GBP
14.6680 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Call Warrant	Long	200	0.1500 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,852,470	(0.1444%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,852,470	(0.1444%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale	50,000 40,000 64,273 64,273	36.52 AUD 36.60 AUD 36.70 AUD 36.70 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 4

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 29 January 2008, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 28/11/2007

Ordinary shares of £0.25	10,006,664,922	1	10,006,664,922
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	564,922		264,922

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Enclosure 5

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,342,244	(1.9370%)	12,211	(0.0044%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,342,244	(1.9370%)	12,211	(0.0044%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,520	10.8654 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 6

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,429,975	(1.2353%)	36,348	(0.0029%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,429,975	(1.2353%)	36,348	(0.0029%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	236,666 58 3,534 15,628 23,443 16,402 16,648 30,654 58,504 25,188 26,040 11,045 12,812 968 2,119	6.0172 GBP 5.9850 GBP 5.9900 GBP 5.9950 GBP 6.0000 GBP 6.0050 GBP 6.0100 GBP 6.0150 GBP 6.0200 GBP 6.0250 GBP 6.0300 GBP 6.0350 GBP 6.0400 GBP 6.0600 GBP 6.0650 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 7

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,342,865	(1.9373%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,342,865	(1.9373%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase	514 1,537 256 256	10.8500 GBP 10.8600 GBP 10.8700 GBP 10.8800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 8

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,972,624	(3.8613%)	206,164	(0.0887%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,972,624	(3.8613%)	206,164	(0.0887%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	819,000 442	3.8100 GBP 3.8300 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 9

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	3,705,331	(1.0590%)	318,556	(0.0910%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	3,705,331	(1.0590%)	318,556	(0.0910%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale Sale Sale Sale	665 665 1,124 3,817 3,503 2,129 703	3.0400 GBP 3.0400 GBP 3.0575 GBP 3.0600 GBP 3.0625 GBP 3.0650 GBP 3.0775 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 10

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,432,606	(1.2365%)	27,302	(0.0021%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,432,606	(1.2365%)	27,302	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale	1,167 1,615 719 1,168 1,168 2,336 2,336 1,168 11,558 11,558	5.8650 GBP 5.8750 GBP 5.8800 GBP 5.8850 GBP 5.8950 GBP 5.9250 GBP 5.9550 GBP 5.9600 GBP 6.0600 GBP 6.0600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 11

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Premier Research Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	586,426	0.9751
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total	586,426	0.9751

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	200,000 100,000	0.6350 GBP 0.6450 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name
Telephone number
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 12

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	30 January 2008

Amendment: Sale of 200,000 @ 14.4693 on 30th January 2008 changed to 300,000 @ 14.5154 in BHP Billiton Plc on 31st January 2007

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,747,597	(1.0637%)	1,304,601	(0.0584%)
(2) Derivatives (other than options)	22,880	(0.0010%)	184,865	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	26,843,477	(1.2023%)	4,699,466	(0.2104%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,002
1,002
1,002
1,002
1,002
234,923
2,368
1,128
1,987
1,324
3,099
1,142
1,765
2,785
3,654
7,366
1,585
587
1,508
887
397
1,811
2,338
1,434
1,424
933
938
933
2,506
2,806
2,084
549
1,157
1,650
2,602
551
2,234
558
1,102
1,119
557
587
500
730

5,000
5,000
5,000
4,200
5,000
1,726
5,000
5,000
5,000

5,795
5,006
4,525
8,777
12,304
14,610
7,088
9,994
12,079
1,512
2,114
2,070
4,032
5,666
2,796
2,087
2,270
6,973
1,764
7,591
10,275
1,672
5,229
6,241
1,343
2,080
2,075
300,000
7,623
1,751
80,000
3,361
8,066
59,710
4,253
5,778
3,915
7,031
8,678
7,318
517,200
2,172
24,664
345
6,485
50,000
1,500

5,000
5,000
5,000
5,000
10,000

5,000

14.0400 GBP
14.1300 GBP
14.1500 GBP
14.1600 GBP
14.1700 GBP
14.3565 GBP
14.3600 GBP
14.3700 GBP
14.3800 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4300 GBP
14.4400 GBP
14.4500 GBP
14.4600 GBP
14.4700 GBP
14.4800 GBP
14.4900 GBP
14.5200 GBP
14.5300 GBP
14.5400 GBP
14.5500 GBP
14.5600 GBP
14.5700 GBP
14.5800 GBP
14.5900 GBP
14.6100 GBP
14.6200 GBP
14.6300 GBP
14.6400 GBP
14.6600 GBP
14.6700 GBP
14.6900 GBP
14.7000 GBP
14.7100 GBP
14.7200 GBP
14.7300 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.8000 GBP
14.8100 GBP

14.7820 GBP
14.4700 GBP
14.1500 GBP
14.4600 GBP
14.4350 GBP
14.3600 GBP
14.5680 GBP
14.5200 GBP
14.6680 GBP

14.0300 GBP
14.1200 GBP
14.1300 GBP
14.1400 GBP
14.1500 GBP
14.1600 GBP
14.1700 GBP
14.1800 GBP
14.1900 GBP
14.2000 GBP
14.2100 GBP
14.2200 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3800 GBP
14.4000 GBP
14.4100 GBP
14.4300 GBP
14.4400 GBP
14.5154 GBP
14.4600 GBP
14.4700 GBP
14.4800 GBP
14.5000 GBP
14.5200 GBP
14.5202 GBP
14.5300 GBP
14.5400 GBP
14.5500 GBP
14.5600 GBP
14.5700 GBP
14.5800 GBP
14.5837 GBP
14.5900 GBP
14.6000 GBP
14.6100 GBP
14.6300 GBP
14.7000 GBP
14.7100 GBP

14.7100 GBP
14.6000 GBP
14.6000 GBP
14.4600 GBP
14.1600 GBP
14.6680 GBP

* change in amount sold from 200,000 to 300,000 on 31.01.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Call Warrant	Long	200	0.1500 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	01 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	30 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,852,470	(0.1444%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,852,470	(0.1444%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale	50,000 40,000 64,273 64,273	36.52 AUD 36.60 AUD 36.70 AUD 36.70 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 13

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 January 2008

Amendment: Late booking of Sale of 50,000 @ 14.2221 GBP on 29.01.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	25,628,837	(1.1479%)	1,306,327	(0.0585%)
(2) Derivatives (other than options)	22,880	(0.0010%)	185,065	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	28,724,717	(1.2865%)	4,701,392	(0.2105%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale*
Sale**

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

11,340
5,670
5,669
5,669
3,562
4,000
9,105
4,000
3,562
3,562
3,562
193,281
2,396
2,395
4,832
2,768
5,536
2,395
12,177
2,539
4,315
1,985
6,043
8,389
7,053
7,315
9,149
5,000
3,867
6,644
859

600
3,000

4,000

50,000
50,000
144,507
2,260
95
100,000
317
5,000
859

4,000
2,261
32,400
60,000
5,000

235

13.9900 GBP
14.0200 GBP
14.0300 GBP
14.0400 GBP
14.0600 GBP
14.0700 GBP
14.0900 GBP
14.1000 GBP
14.1500 GBP
14.1600 GBP
14.1900 GBP
14.2100 GBP
14.2200 GBP
14.2300 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.2800 GBP
14.2900 GBP
14.3000 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4900 GBP

14.2300 GBP
14.3460 GBP

14.3880 GBP

 14.2131 GBP
14.2221 GBP
14.2352 GBP
14.2352 GBP
14.2400 GBP
14.2600 GBP
14.3100 GBP
14.3600 GBP
14.4900 GBP

14.4540 GBP
14.1510 GBP
14.1620 GBP
14.3180 GBP
14.0220 GBP
14.3610 GBP

*late booking on 30.01.08
** Late booking on 31.01.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	01 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,942,470	(0.1471%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,942,470	(0.1471%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 14

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,640,417	(1.0589%)	1, 097,306	(0.0491%)
(2) Derivatives (other than options)	22,880	(0.0010%)	185,086	(0.0083%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,960,000	(0.1773%)
Total	26,736,297	(1.1975%)	5,242,392	(0.2347%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale	2,096 2,096 2,096 2,095 2,096 2,095 2,096 2,996 4,190 105,797 8,089 4,000 5,000 5,000 197,684 5,000 900 200,000 8,089 5,000 5,000 4,000 5,000 1,585

14.3500 GBP
14.4400 GBP
14.4600 GBP
14.5500 GBP
14.5600 GBP
14.5800 GBP
14.5900 GBP
14.6600 GBP
14.6700 GBP
14.7500 GBP
14.7700 GBP
14.8200 GBP

14.5940 GBP
14.3730 GBP
14.3630 GBP
14.8000 GBP

14.6600 GBP
14.7600 GBP
14.7700 GBP

14.7500 GBP
14.7100 GBP
14.6250 GBP
14.5200 GBP
14.3400 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2009 Call Warrant	Short	200	0.4500 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Put Option	Purchasing	750,000	12.0000 GBP	American	20 Mar 2008	23.0000 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	878,043	(0.0261%)	4,814,563	(0.1433%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	878,043	(0.0261%)	4,814,563	(0.1433%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	200,000	36.60 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 15

                                                                                                                                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	01 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	30,798	(0.0666%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	30,798	(0.0666%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	428,733 5,696 8,000	17.6700 GBP 17.6800 GBP 17.6771 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	04 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 16

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,149,421	(1.8671%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,149,421	(1.8671%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	3,397 8,188 3,397	10.8500 GBP 10.8554 GBP 10.8500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 17

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 January 2008

Amendment: Late booking of 50,000 @ 14.2221 GBP on 01/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	25,578,837	(1.1457%)	1,306,327	(0.0585%)
(2) Derivatives (other than options)	22,880	(0.0010%)	185,065	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	28,674,717	(1.2843%)	4,701,392	(0.2105%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale*
Sale**
Sale***

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

11,340
5,670
5,669
5,669
3,562
4,000
9,105
4,000
3,562
3,562
3,562
193,281
2,396
2,395
4,832
2,768
5,536
2,395
12,177
2,539
4,315
1,985
6,043
8,389
7,053
7,315
9,149
5,000
3,867
6,644
859

600
3,000

4,000

50,000
50,000
50,000
144,507
2,260
95
100,000
317
5,000
859

4,000
2,261
32,400
60,000
5,000

235

13.9900 GBP
14.0200 GBP
14.0300 GBP
14.0400 GBP
14.0600 GBP
14.0700 GBP
14.0900 GBP
14.1000 GBP
14.1500 GBP
14.1600 GBP
14.1900 GBP
14.2100 GBP
14.2200 GBP
14.2300 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.2800 GBP
14.2900 GBP
14.3000 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4900 GBP

14.2300 GBP
14.3460 GBP

14.3880 GBP

14.2131 GBP
14.2221 GBP
14.2221 GBP
14.2352 GBP
14.2352 GBP
14.2400 GBP
14.2600 GBP
14.3100 GBP
14.3600 GBP
14.4900 GBP

14.4540 GBP
14.1510 GBP
14.1620 GBP
14.3180 GBP
14.0220 GBP
14.3610 GBP

*late booking on 30.01.08
** Late booking on 31.01.08
*** Late booking 29/01/2008

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	04 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                                                                                                                                                                                                  SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,942,470	(0.1471%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,942,470	(0.1471%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 18

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	31 January 2008

Amendment: Late booking of sale of 442 @ 3.8300 GBP on 01.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,972,624	(3.8613%)	206,606	(0.0889%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,972,624	(3.8613%)	206,606	(0.0889%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale*	819,000 442 442	3.8100 GBP 3.8300 GBP 3.8300 GBP

* late booking on 01/02/2008

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 19

                                                                                                                                         FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	31 January 2008

Amendment: Late booking of sale of 665 @ 3.0400 GBP on 01.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	3,705,331	(1.0590%)	319,221	(0.0912%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	3,705,331	(1.0590%)	319,221	(0.0912%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale* Sale Sale Sale Sale Sale	665 665 665 1,124 3,817 3,503 2,129 703	3.0400 GBP 3.0400 GBP 3.0400 GBP 3.0575 GBP 3.0600 GBP 3.0625 GBP 3.0650 GBP 3.0775 GBP

* late booking

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 20

                                                                                                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	31 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	633,095	(1.3524%)	30,732	(0.0656% )
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	633,095	(1.3524%)	30,732	(0.0656% )

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale	150,000 66 150,066 132	17.6600 GBP 17.6700 GBP 17.6700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	04 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes : The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 21

                                                                                                                                                FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,435,606	(1.2382%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,435,606	(1.2382%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,000	6.1100 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 22

                                                                                                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,105,331	(1.1733%)	319,221	(0.0912%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,105,331	(1.1733%)	319,221	(0.0912%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Purchase	100,000 500,000	3.1675 GBP 3.2120 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 23

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,567,787	(1.0556%)	1,167,303	(0.0522%)
(2) Derivatives (other than options)	29,350	(0.0013%)	165,619	(0.0074%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,960,000	(0.1773%)
Total	26,670,137	(1.1945%)	5,292,922	(0.2369%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,001
1,333
1,326
5,000
5,000
11,318
4,000
50,000
15,603
50,000
100,000
100,000
4,682
451,318

5,000
5,000
59,003
3,000
13,000
300,000
200,000
10,000

3,660
283
290
5,000
281
15,563
12,000
10,470
5,564
288
274
9,000
2,800
3,878
4,458
270
218
274
1,000
288
5,826
11,186
3,970
768
563
4,500
3,970
1,735
51,462
4,644
3,284
276
3,687
4,586
878
4,281
5,990
2,000
287
291
291
3,807
3,901
286
273
4,161
65,292
11,372
74,390
16,599
15,405
52,836
9,582
281
1,082
6,616
280
4,156
4,964
20,753
94,142
37,788
107,056
289
281
2,000

7,000
5,000
5,000
5,000
7,000
5,000
5,000
10,000
25,000
50,000
22,000
100,000
600,000

15.7600 GBP
15.7700 GBP
15.8000 GBP
15.8500 GBP
16.1200 GBP
16.2200 GBP
16.2800 GBP
16.2900 GBP
16.3084 GBP
16.3300 GBP
16.4100 GBP
16.4799 GBP
16.4831 GBP
16.4831 GBP

15.8400 GBP
16.1200 GBP
16.2200 GBP
16.4090 GBP
16.0600 GBP
16.5380 GBP
16.4980 GBP
16.3200 GBP

15.7781 GBP
15.8000 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9700 GBP
15.9800 GBP
15.9900 GBP
16.0100 GBP
16.0200 GBP
16.0400 GBP
16.0600 GBP
16.0800 GBP
16.0900 GBP
16.1300 GBP
16.1400 GBP
16.1500 GBP
16.1600 GBP
16.1700 GBP
16.1800 GBP
16.1900 GBP
16.2000 GBP
16.2100 GBP
16.2119 GBP
16.2200 GBP
16.2400 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
16.3200 GBP
16.3500 GBP
16.3700 GBP
16.3800 GBP
16.3900 GBP
16.4100 GBP
16.4200 GBP
16.4300 GBP
16.4400 GBP
16.4500 GBP
16.4600 GBP
16.4700 GBP
16.4800 GBP
16.4900 GBP
16.5000 GBP
16.5100 GBP
16.5200 GBP
16.5300 GBP
16.5400 GBP
16.5500 GBP
16.5600 GBP
16.5700 GBP
16.5800 GBP
16.5900 GBP
16.6000 GBP
16.6100 GBP
16.6200 GBP
16.6300 GBP
16.6500 GBP
16.7500 GBP

16.4800 GBP
16.5640 GBP
16.2070 GBP
16.2700 GBP
16.3900 GBP
16.6200 GBP
16.2430 GBP
16.3000 GBP
16.1510 GBP
16.0000 GBP
15.9740 GBP
15.9100 GBP
16.0000 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Jun 2008 Put Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Dec 2008 Put Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Jun 2009 Put Warrant

Jun 2009 Call Warrant

	Short Short Long Short Long Long Long Short Long Short Long Long Long Long Long Short Long	200 1400 300 3570 2000 1000 1000 800 100 125 1000 10120.8 5000 10000 450.4 500 200	0.1380 EUR 0.1370 EUR 0.1330 EUR 0.0700 EUR 0.1810 EUR 0.1820 EUR 0.1830 EUR 0.1120 EUR 0.8500 EUR 0.3800 EUR 0.2500 EUR 0.1200 EUR 0.1300 EUR 0.1200 EUR 0.1110 EUR 0.2600 EUR 0.4600 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                                                                                                                                                   FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	836,843	(0.0249%)	4,814,563	(0.1433%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	836,843	(0.0249%)	4,814,563	(0.1433%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale	50,000 50,000 80,000 61,200	37.74 AUD 38.28 AUD 38.21 AUD 38.55 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO
Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 24

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	31 January 2008

Amendment: Late booking of sale of 201,632 @ 10.8545 GBP on 01.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,141,233	(1.8641%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,141,233	(1.8641%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Sale*	514 1,537 256 256 201,632	10.8500 GBP 10.8600 GBP 10.8700 GBP 10.8800 GBP 10.8545 GBP

* late booking on 01.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 25

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	1 February 2008

Amendment: Late booking of purchase of 16,186 @ 10.8554 GBP on 04/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,165,607	(1.8730%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,165,607	(1.8730%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase* Sale	3,397 8,188 16,186 3,397	10.8500 GBP 10.8554 GBP 10.8554 GBP 10.8500 GBP

* late booking on 04/02/2008

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 26

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	31 January 2008

Amendment: Sale of 819,000 @ 3.8100GBP increased to sale of 819,378 @ 3.8138 GBP on 04/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,972,246	(3.8611%)	206,606	(0.0889%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,972,246	(3.8611%)	206,606	(0.0889%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase** Purchase Sale*	819,378 442 442	3.8138 GBP 3.8300 GBP 3.8300 GBP

* late booking on 01/02/2008
**changed amount to 819,378 @ 3.8131GBP on 04/02/2008

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 27

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	1 February 2008

Amendment: Late booking of sale of 125,000 @ 16.5712 GBP on 04/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	23,442,787	(1.0500%)	1,167,303	(0.0522%)
(2) Derivatives (other than options)	29,350	(0.0013%)	165,619	(0.0074%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,960,000	(0.1773%)
Total	26,545,137	(1.1889%)	5,292,922	(0.2369%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,001
1,333
1,326
5,000
5,000
11,318
4,000
50,000
15,603
50,000
100,000
100,000
4,682
451,318

5,000
5,000
59,003
3,000
13,000
300,000
200,000
10,000

3,660
283
290
5,000
281
15,563
12,000
10,470
5,564
288
274
9,000
2,800
3,878
4,458
270
218
274
1,000
288
5,826
11,186
3,970
768
563
4,500
3,970
1,735
51,462
4,644
3,284
276
3,687
4,586
878
4,281
5,990
2,000
287
291
291
3,807
3,901
286
273
4,161
65,292
11,372
74,390
16,599
15,405
52,836
9,582
281
1,082
6,616
280
4,156
125,000
4,964
20,753
94,142
37,788
107,056
289
281
2,000

7,000
5,000
5,000
5,000
7,000
5,000
5,000
10,000
25,000
50,000
22,000
100,000
600,000

15.7600 GBP
15.7700 GBP
15.8000 GBP
15.8500 GBP
16.1200 GBP
16.2200 GBP
16.2800 GBP
16.2900 GBP
16.3084 GBP
16.3300 GBP
16.4100 GBP
16.4799 GBP
16.4831 GBP
16.4831 GBP

15.8400 GBP
16.1200 GBP
16.2200 GBP
16.4090 GBP
16.0600 GBP
16.5380 GBP
16.4980 GBP
16.3200 GBP

15.7781 GBP
15.8000 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9700 GBP
15.9800 GBP
15.9900 GBP
16.0100 GBP
16.0200 GBP
16.0400 GBP
16.0600 GBP
16.0800 GBP
16.0900 GBP
16.1300 GBP
16.1400 GBP
16.1500 GBP
16.1600 GBP
16.1700 GBP
16.1800 GBP
16.1900 GBP
16.2000 GBP
16.2100 GBP
16.2119 GBP
16.2200 GBP
16.2400 GBP
16.2500 GBP
16.2600 GBP
16.2700 GBP
16.2800 GBP
16.2900 GBP
16.3000 GBP
16.3200 GBP
16.3500 GBP
16.3700 GBP
16.3800 GBP
16.3900 GBP
16.4100 GBP
16.4200 GBP
16.4300 GBP
16.4400 GBP
16.4500 GBP
16.4600 GBP
16.4700 GBP
16.4800 GBP
16.4900 GBP
16.5000 GBP
16.5100 GBP
16.5200 GBP
16.5300 GBP
16.5400 GBP
16.5500 GBP
16.5600 GBP
16.5700 GBP
16.5712 GBP
16.5800 GBP
16.5900 GBP
16.6000 GBP
16.6100 GBP
16.6200 GBP
16.6300 GBP
16.6500 GBP
16.7500 GBP

16.4800 GBP
16.5640 GBP
16.2070 GBP
16.2700 GBP
16.3900 GBP
16.6200 GBP
16.2430 GBP
16.3000 GBP
16.1510 GBP
16.0000 GBP
15.9740 GBP
15.9100 GBP
16.0000 GBP

*late booking

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Jun 2008 Put Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Dec 2008 Put Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Jun 2009 Put Warrant

Jun 2009 Call Warrant

	Short Short Long Short Long Long Long Short Long Short Long Long Long Long Long Short Long	200 1400 300 3570 2000 1000 1000 800 100 125 1000 10120.8 5000 10000 450.4 500 200	0.1380 EUR 0.1370 EUR 0.1330 EUR 0.0700 EUR 0.1810 EUR 0.1820 EUR 0.1830 EUR 0.1120 EUR 0.8500 EUR 0.3800 EUR 0.2500 EUR 0.1200 EUR 0.1300 EUR 0.1200 EUR 0.1110 EUR 0.2600 EUR 0.4600 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	1 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	836,843	(0.0249%)	4,814,563	(0.1433%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	836,843	(0.0249%)	4,814,563	(0.1433%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale	50,000 50,000 80,000 61,200	37.74 AUD 38.28 AUD 38.21 AUD 38.55 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 28

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	4 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,306,758	(1.9242%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,306,758	(1.9242%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	141,151	10.8800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 29

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	4 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,435,606	(1.2391%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,435,606	(1.2391%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	600 600	6.1200 GBP 6.1200 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 30

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	04 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	30,798	(0.0666%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	30,798	(0.0666%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Sale	2,138 3,184 62 1,016 6,400	17.6900 GBP 17.7000 GBP 17.7300 GBP 17.7400 GBP 17.7033 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	05 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 31

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	4 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,334,547	(1.0004%)	1,165,929	(0.0522%)
(2) Derivatives (other than options)	27,930	(0.0012%)	147,876	(0.0066%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,960,000	(0.1773%)
Total	25,435,477	(1.1392%)	5,273,805	(0.2361%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

4,000 3,000 558 567 571 4,000 586 12,000 251 573 1,500 13,676 869 1,715 2,000 6,476 1,894 12,000 6,100 4,276 6,900 100,000 3,660 71,000 400,000 51,676 100,000 1,000 3,900 420,228 12,400 25,000 1,962

16.0100 GBP
16.1200 GBP
16.1700 GBP
16.2700 GBP
16.2900 GBP
16.3100 GBP
16.3300 GBP
16.3500 GBP
16.3600 GBP
16.4000 GBP
16.4100 GBP
16.4900 GBP
16.5900 GBP
16.6000 GBP
16.6171 GBP
16.6200 GBP
16.6300 GBP

16.3080 GBP
16.4900 GBP
16.4900 GBP
16.4900 GBP

16.0600 GBP
16.3440 GBP
16.4303 GBP
16.4389 GBP
16.4900 GBP
16.5000 GBP
16.5500 GBP
16.5600 GBP
16.6000 GBP
16.6171 GBP

16.6200 GBP
16.3310 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Mar 2008 Call Warrant Jun 2008 Call Warrant Dec 2008 Put Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Jun 2009 Put Warrant	Short Long Long Long Short Short Long Long Long	200 2,000 800 10,000 150 107.6 1,200 5,000 620	0.3500 EUR 0.4600 EUR 0.1090 EUR 0.5100 EUR 0.4900 EUR 0.4500 EUR 0.1980 EUR 0.1300 EUR 0.4200 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	904,063	(0.0269%)	4,453,455	(0.1326%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	904,063	(0.0269%)	4,453,455	(0.1326%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	67,220 361,108	39.25 AUD 41.23 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 32

                                                                                                FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,108,411	(1.1742%)	319,766	(0.0914%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,108,411	(1.1742%)	319,766	(0.0914%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	1,359 1,904	3.2325 GBP 3.2325 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 33

                                                                                                        FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	05 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	30,852	(0.0668%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	30,852	(0.0668%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	135 189	17.6800 GBP 17.6800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	06 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 34

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,640,885	(5.1908%)	148,266	(0.0890%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,640,885	(5.1908%)	148,266	(0.0890%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	646 905	2.6800 GBP 2.6800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 35

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,316,225	(1.9276%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,316,225	(1.9276%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	141,151 141,151	10.8800 GBP 10.8800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 36

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,973,002	(3.8614%)	206,968	(0.0890%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,973,002	(3.8614%)	206,968	(0.0890%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	902 1,264	3.8500 GBP 3.8500 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 37

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	4 February 2008

Amendment: Late booking of purchase of 9,467 @ 10.9055 GBP on 05/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,316,225	(1.9276%)	10,269	(0.0037%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,316,225	(1.9276%)	10,269	(0.0037%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase*	141,151 9,467	10.8800 GBP 10.9055 GBP

*late booking

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 38

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	29 January 2008

Amendment: Cancellation of sale of 50,000 @ 14.2221 GBP on 05/02/08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	25,628,837	(1.1479%)	1,306,327	(0.0585%)
(2) Derivatives (other than options)	22,880	(0.0010%)	185,065	(0.0082%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,210,000	(0.1438%)
Total	28,724,717	(1.2865%)	4,701,392	(0.2105%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total
(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale*
Sale**
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

11,340
5,670
5,669
5,669
3,562
4,000
9,105
4,000
3,562
3,562
3,562
193,281
2,396
2,395
4,832
2,768
5,536
2,395
12,177
2,539
4,315
1,985
6,043
8,389
7,053
7,315
9,149
5,000
3,867
6,644
859

600
3,000

4,000

50,000
50,000
144,507
2,260
95
100,000
317
5,000
859

4,000
2,261
32,400
60,000
5,000

235

13.9900 GBP
14.0200 GBP
14.0300 GBP
14.0400 GBP
14.0600 GBP
14.0700 GBP
14.0900 GBP
14.1000 GBP
14.1500 GBP
14.1600 GBP
14.1900 GBP
14.2100 GBP
14.2200 GBP
14.2300 GBP
14.2400 GBP
14.2500 GBP
14.2700 GBP
14.2800 GBP
14.2900 GBP
14.3000 GBP
14.3100 GBP
14.3200 GBP
14.3300 GBP
14.3400 GBP
14.3500 GBP
14.3600 GBP
14.3700 GBP
14.3900 GBP
14.4000 GBP
14.4100 GBP
14.4900 GBP

14.2300 GBP
14.3460 GBP

14.3880 GBP

 14.2131 GBP
14.2221 GBP
14.2352 GBP
14.2352 GBP
14.2400 GBP
14.2600 GBP
14.3100 GBP
14.3600 GBP
14.4900 GBP

14.4540 GBP
14.1510 GBP
14.1620 GBP
14.3180 GBP
14.0220 GBP
14.3610 GBP

*late booking on 30.01.08
** Late booking on 31.01.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	06 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

                                                                                              FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 January 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	715,950	(0.0213%)	4,942,470	(0.1471%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	715,950	(0.0213%)	4,942,470	(0.1471%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	30 January 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 39

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,236,772	(0.9960%)	803,913	(0.0360%)
(2) Derivatives (other than options)	22,700	(0.0010%)	152,606	(0.0068%)
(3) Options and agreements to purchase/sell	3,473,000	(0.1555%)	3,960,000	(0.1773%)
Total	25,732,472	(1.1525%)	4,916,519	(0.2201%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,000
558
586
571
1,239
1,581
681
3,492
11,684
1,937
1,946
2,000
8,685
9,273
1,342
6,095
5,000
1,941
1,132
566
549
1,739
1,692
1,674
2,315
5,534
3,786
24,986
1,125
5,857
102,115
732
545
571
2,598
5,000
732

352,316
2,600
5,000
5,000

200,000
83,620
1,000
48,459
3,000
40,000
1,500

15,000
316

440

15.8200 GBP
15.8300 GBP
15.8400 GBP
15.8500 GBP
15.8800 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9700 GBP
15.9900 GBP
16.0000 GBP
16.0100 GBP
16.0200 GBP
16.0300 GBP
16.0400 GBP
16.0500 GBP
16.0600 GBP
16.0700 GBP
16.0800 GBP
16.0900 GBP
16.1000 GBP
16.1100 GBP
16.1200 GBP
16.1300 GBP
16.1400 GBP
16.1500 GBP
16.1600 GBP
16.1700 GBP
16.1800 GBP
16.1900 GBP
16.2000 GBP
16.2200 GBP

16.1070 GBP
15.9700 GBP
15.8920 GBP

16.0500 GBP

 15.9385 GBP
15.9442 GBP
16.0200 GBP
16.0360 GBP
16.0800 GBP
16.1000 GBP
16.1200 GBP

16.0840 GBP
15.9200 GBP
15.9200 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Put Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Jun 2009 Call Warrant	Long Short Short Long	5230 180 5000 450	0.0900 EUR 0.5600 EUR 0.4000 EUR 0.2080 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Feb 2008 Put Option	Purchasing	400,000	15.0000 GBP	American	15/02/2008	0.2350 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchased	400,000	15.000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	904,063	(0.0269%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	904,063	(0.0269%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	355,000	39.88 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 40

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,914,819	(0.9816%)	229,876	(0.0102%)
(2) Derivatives (other than options)	22,700	(0.0010%)	139,521	(0.0062%)
(3) Options and agreements to purchase/sell	3,323,000	(0.1488%)	4,015,000	(0.1798%)
Total	25,260,519	(1.1314%)	4,384,397	(0.1962%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

30,000
3,000
4,779
5,221
22,000
16,200
38,038
7,216
5,230
594,770

200,000
15,000
680,000

400,000
67,500
3,000
10,540
37,143
73,407
28,244
85,000
18,662
7,140
1,639
358,404
96,698
24,981
11,127
5,216
5,216

13,200
5,000
30,000
80,000
400
130

15.0000 GBP
15.0200 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.1200 GBP
15.2000 GBP
15.2282 GBP
15.2403 GBP
15.2403 GBP

15.0220 GBP
15.0000 GBP
15.2370 GBP

15.0625 GBP
15.0800 GBP
15.1600 GBP
15.1800 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2198 GBP
15.2200 GBP
15.2300 GBP
15.2400 GBP
15.2500 GBP
15.2600 GBP
15.2700 GBP
15.2800 GBP
15.2900 GBP
15.3000 GBP

15.2000 GBP
15.3000 GBP
15.2030 GBP
15.2380 GBP
15.2720 GBP
15.2720 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Mar 2008 Call Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Jun 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Dec 2008 Call Warrant

Jun 2009 Call Warrant

	Short Short Short Long Long Short Long Long Long Long Short	400 600 1,000 3,000 2,000 800 125 560 10,000 400 200	0.0690 EUR 0.0570 EUR 0.0680 EUR 0.3400 EUR 0.3300 EUR 0.3200 EUR 0.4400 EUR 0.4500 EUR 0.3800 EUR 0.1300 EUR 0.3300 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Option	Selling	150,000	18.0000 GBP	American	20-Mar-2008	0.5250 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchased	250,000	15.000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	55,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,704,063	(0.0507%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,704,063	(0.0507%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase	50,000 650,000 100,000	36.66 AUD 37.20 AUD 37.75 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 41

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	5 February 2008

Amendment: Late disclosure of March 2008 Call Option on 06/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,236,772	(0.9960%)	803,913	(0.0360%)
(2) Derivatives (other than options)	22,700	(0.0010%)	152,606	(0.0068%)
(3) Options and agreements to purchase/sell	3,473,000	(0.1555%)	4,015,000	(0.1798%)
Total	25,732,472	(1.1525%)	4,971,519	(0.2226%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

1,000
558
586
571
1,239
1,581
681
3,492
11,684
1,937
1,946
2,000
8,685
9,273
1,342
6,095
5,000
1,941
1,132
566
549
1,739
1,692
1,674
2,315
5,534
3,786
24,986
1,125
5,857
102,115
732
545
571
2,598
5,000
732

352,316
2,600
5,000
5,000

200,000
83,620
1,000
48,459
3,000
40,000
1,500

15,000
316

440

15.8200 GBP
15.8300 GBP
15.8400 GBP
15.8500 GBP
15.8800 GBP
15.8900 GBP
15.9000 GBP
15.9100 GBP
15.9200 GBP
15.9300 GBP
15.9400 GBP
15.9500 GBP
15.9600 GBP
15.9700 GBP
15.9900 GBP
16.0000 GBP
16.0100 GBP
16.0200 GBP
16.0300 GBP
16.0400 GBP
16.0500 GBP
16.0600 GBP
16.0700 GBP
16.0800 GBP
16.0900 GBP
16.1000 GBP
16.1100 GBP
16.1200 GBP
16.1300 GBP
16.1400 GBP
16.1500 GBP
16.1600 GBP
16.1700 GBP
16.1800 GBP
16.1900 GBP
16.2000 GBP
16.2200 GBP

16.1070 GBP
15.9700 GBP
15.8920 GBP

16.0500 GBP

15.9385 GBP
15.9442 GBP
16.0200 GBP
16.0360 GBP
16.0800 GBP
16.1000 GBP
16.1200 GBP

16.0840 GBP
15.9200 GBP
15.9200 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Put Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Jun 2009 Call Warrant	Long Short Short Long	5230 180 5000 450	0.0900 EUR 0.5600 EUR 0.4000 EUR 0.2080 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Feb 2008 Put Option Mar 2008 Call Option*	Purchasing Selling	400,000 55,000	15.0000 GBP 18.0000 GBP	American American	15/02/2008 20-Mar-2008	0.2350 GBP 0.5250 EUR

*late disclosure of option from 05.02.08

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchased	400,000	15.000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	904,063	(0.0269%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	904,063	(0.0269%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	355,000	39.88 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 42

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	4 February 2008

Amendment: Sale of 71,000 @ 16.4303 GBP on 04.02.08 amended to sale to 74,000 @ 16.4303 GBP on 06.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	22,331,547	(1.0002%)	1,165,929	(0.0522%)
(2) Derivatives (other than options)	27,930	(0.0012%)	147,876	(0.0066%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1376%)	3,960,000	(0.1773%)
Total	25,432,477	(1.1390%)	5,273,805	(0.2361%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale*
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

4,000 3,000 558 567 571 4,000 586 12,000 251 573 1,500 13,676 869 1,715 2,000 6,476 1,894 12,000 6,100 4,276 6,900 100,000 3,660 74,000 400,000 51,676 100,000 1,000 3,900 420,228 12,400 25,000 1,962

16.0100 GBP
16.1200 GBP
16.1700 GBP
16.2700 GBP
16.2900 GBP
16.3100 GBP
16.3300 GBP
16.3500 GBP
16.3600 GBP
16.4000 GBP
16.4100 GBP
16.4900 GBP
16.5900 GBP
16.6000 GBP
16.6171 GBP
16.6200 GBP
16.6300 GBP

16.3080 GBP
16.4900 GBP
16.4900 GBP
16.4900 GBP

16.0600 GBP
16.3440 GBP
16.4303 GBP
16.4389 GBP
16.4900 GBP
16.5000 GBP
16.5500 GBP
16.5600 GBP
16.6000 GBP
16.6171 GBP

16.6200 GBP
16.3310 GBP

* amended sale to 74,000 @ 16.4303 GBP on 06.02.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Mar 2008 Call Warrant Jun 2008 Call Warrant Dec 2008 Put Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Dec 2008 Call Warrant Jun 2009 Put Warrant	Short Long Long Long Short Short Long Long Long	200 2,000 800 10,000 150 107.6 1,200 5,000 620	0.3500 EUR 0.4600 EUR 0.1090 EUR 0.5100 EUR 0.4900 EUR 0.4500 EUR 0.1980 EUR 0.1300 EUR 0.4200 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.000 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	904,063	(0.0269%)	4,453,455	(0.1326%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	904,063	(0.0269%)	4,453,455	(0.1326%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	67,220 361,108	39.25 AUD 41.23 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	5 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 43

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	06 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	30,946	(0.0670%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	30,946	(0.0670%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	232 326	17.7000 GBP 17.7000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	07 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 44

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,640,885	(5.1908%)	149,361	(0.0897%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,640,885	(5.1908%)	149,361	(0.0897%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	1,116 1,565	2.6875 GBP 2.6875 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 45

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,108,411	(1.1742%)	322,070	(0.0920%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,108,411	(1.1742%)	322,070	(0.0920%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	2,345 3,290	3.2475 GBP 3.2475 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 46

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,435,606	(1.2402%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,435,606	(1.2402%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale Sale Sale Sale Sale	3,957 1,169 867 818 832 825 1,169 615	5.9946 GBP 6.0100 GBP 5.9800 GBP 5.9850 GBP 5.9950 GBP 6.0000 GBP 6.0100 GBP 6.0200 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 47

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	5 February 2008

Amendment: Sale of 905 @ 2.6800 amended to 1,551 @ 2.6800 on 06.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,640,885	(5.1902%)	148,912	(0.0894%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,640,885	(5.1902%)	148,912	(0.0894%)
(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	646 1,551	2.6800 GBP 2.6800 GBP

*amended booking to 1,551 @ 2.6800GBP
(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 48

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	5 February 2008

Amendment: Sale of 1,264 @ 3.8500 GBP amended to sale of 2,166 @ 3.8500 GBP on 06.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,973,002	(3.8614%)	207,870	(0.0894%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,973,002	(3.8614%)	207,870	(0.0894%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	902 2,166	3.8500 GBP 3.8500 GBP

*amended sale to 2,166 @ 3.8500GBP on 06.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 49

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	5 February 2008

Amendment: Sale of 1,904 @ 3.2325 GBP amended to sale of 3,263 @ 3.2325 GBP on 06.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,107,052	(1.1738%)	319,766	(0.0914%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,107,052	(1.1738%)	319,766	(0.0914%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	1,359 3,263	3.2325 GBP 3.2325 GBP

* amended sale of 3,263 @ 3.2325 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 50

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,973,002	(3.8614%)	208,497	(0.0897%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,973,002	(3.8614%)	208,497	(0.0897%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	1,558 2,185	3.8650 GBP 3.8650 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 51

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kelda Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.2022
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,316,225	(1.9276%)	11,548	(0.0041%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,316,225	(1.9276%)	11,548	(0.0041%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	2,332 3,611	10.8900 GBP 10.8900 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 February, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat